SECURITIES AND EXCHANGE COMMISSION

(Investment Company Act Release No. 35291; File No. 812-15427)

Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. and

Brookfield Infrastructure Income Fund, Inc.

August 2, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under section 6(c) of the Investment Company Act of 1940

(the "Act") granting an exemption from section 23(a)(1) of the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

management investment companies and business development companies (as defined under

section 2(a)(48) of the Act) to pay investment advisory fees (as described in the application) in

shares of their common stock.

Applicants: Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

and Brookfield Infrastructure Income Fund, Inc.

Filing Dates: The application was filed on January 20, 2023, and amended on June 23, 2023,

October 19, 2023, and May 7, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing on any application by

e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the applicants with a

copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or

personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing

requests should be received by the Commission by 5:30 p.m. on August 27, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Brian F. Hurley, Esq., Brookfield Infrastructure Income Fund, Inc., Brookfield Place, 225 Liberty Street, New York, NY 10281-1023; with copies to Michael R. Rosella, Esq. and Thomas D. Peeney, Esq., Paul Hastings LLP, 200 Park Avenue, New York, NY 10166.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For applicants' representations, legal analysis, and conditions, please refer to applicants' third amended and restated application, dated May 7, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.